

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02013033

January 31, 2002

NO ACT
P.E 12-18-01
1-01361

Act: 1934
Section
Rule 14A-8
Public Availability 1-31-2002

Gary D. Gerstman
Sidley Austin Brown & Wood
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 18, 2001

Dear Mr. Gerstman:

This is in response to your letters dated December 18, 2001 and January 8, 2002 concerning the shareholder proposal submitted to Tootsie Roll by Calvert Asset Management. We also have received a letter from the proponent dated December 28, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Ivy Wafford Duke
Associate General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

SIDLEY AUSTIN BROWN & WOOD

A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com
FOUNDED 1866

BEIJING
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com



RECEIVED
DEC 19 2001
318

December 18, 2001

...ange Commission
...ation Finance
... Counsel
...treet, N.W.
...ngton, D.C. 20549

Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
<u>Shareholder Proposal of Calvert Asset Management Company, Inc.</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Tootsie Roll Industries, Inc. (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its 2002 Annual Meeting of Shareholders a proposal, attached hereto as Exhibit A (the "Proposal"), dated November 27, 2001, submitted by Calvert Asset Management Company, Inc. (the "Proponent"). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from the proxy materials for the 2002 Annual Meeting of Shareholders.

The Company believes that the Proposal may be omitted from its proxy statement and form of proxy in accordance with Rule 14a-8(i)(7) under the Exchange Act and requests confirmation from the staff of the Division of Corporation Finance (the "Division") of the Commission that it will not recommend an enforcement action against the Company if it omits the Proposal.

<u>The Company</u>

The Company and its consolidated subsidiaries have been engaged in the manufacture and sale of candy for over 100 years. The majority of the Company's products are sold under the registered trademarks Tootsie Roll, Tootsie Roll Pops, Child's Play, Charms,

SIDLEY AUSTIN BROWN & WOOD
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
SEATTLE
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com
FOUNDED 1866

BEIJING
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(312) 853-2060

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com


RECEIVED
DEC 19 2001
318

December 18, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Tootsie Roll Industries, Inc. (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its 2002 Annual Meeting of Shareholders a proposal, attached hereto as Exhibit A (the "Proposal"), dated November 27, 2001, submitted by Calvert Asset Management Company, Inc. (the "Proponent"). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from the proxy materials for the 2002 Annual Meeting of Shareholders.

The Company believes that the Proposal may be omitted from its proxy statement and form of proxy in accordance with Rule 14a-8(i)(7) under the Exchange Act and requests confirmation from the staff of the Division of Corporation Finance (the "Division") of the Commission that it will not recommend an enforcement action against the Company if it omits the Proposal.

The Company

The Company and its consolidated subsidiaries have been engaged in the manufacture and sale of candy for over 100 years. The majority of the Company's products are sold under the registered trademarks Tootsie Roll, Tootsie Roll Pops, Child's Play, Charms,

Caramel Apple Pops, Blow-Pop, Blue Razz, Cellas, Mason Dots, Mason Crows, Junior Mint, Charleston Chew, Sugar Daddy, Sugar Babies, Andes and Fluffy Stuff. The Company's products are marketed in a variety of wrappers and packages and are advertised on television in major markets throughout the country.

The Proposal

The Proponent seeks a shareholder resolution that the Company "immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, adverting [sic], endorsements, sponsorships and promotions. This includes the removal of the 'Legend of the Indian Wrapper' from the company's website, as well as any America Indian [sic] caricatures in Tootsie products and wrappers."

The Proposal apparently refers to the Company's inclusion of an image depicting a boy dressed as an American Indian on its Tootsie Pop wrappers (see enclosed Tootsie Pop wrapper). In response to numerous favorable inquiries from its consumers and as part of its overall advertising campaign, the Company has from time to time posted a story relating to that image (the "Legend of the Indian Wrapper") on its website.

Rule 14a-8(i)(7)

Pursuant to Rule 14a-8(i)(7), a company may exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission, the purpose of this rule is to "confine the resolution of ordinary business problems to management and the board of directors since it is impractical for shareholders to decide how to solve such problems." Release No. 34-40018 (May 26, 1998) at 5.

The Division has consistently found the "manner in which a company advertises its products" to fall within the ordinary business exception of Rule 14a-8(i)(7). *See, e.g.* Anheuser-Busch Companies, Inc. (January 21, 2000). In that instance, the Division granted no-action relief to Anheuser-Busch regarding a proposal that the company prepare a report describing its policies to use "only advertisements that do not offend the sexual sensibilities of heterosexual persons." Under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), the Division concurred with both RJR Nabisco Holdings Corp. (February 23, 1998) and PepsiCo, Inc. (February 23, 1998) that proposals requesting the preparation of a report regarding the "use of non-racist portrayals and designations" in advertisements were properly excluded from each company's proxy materials as relating to the ordinary business operations of such company. Similar to the Proposal, the goal of the shareholder proposals at issue in each of the letters cited above was to implement a policy regulating the content of a company's advertisements. The Division has regularly found such matters to be within the ordinary course of a company's business, and therefore excludable pursuant to Rule 14a-8(i)(7).

The Company takes its social responsibilities seriously; it takes pride in the fact that, in 2000, it was named one of the "100 Best Corporate Citizens" by Business Ethics magazine. The Company strongly opposes the use of racist or offensive portrayals in its advertising and product marketing. However, the Company believes that the issues raised in the Proposal are best addressed by management, rather than shareholders. The Company's products are marketed in many different wrappers, packages and advertising campaigns. Some of the images used in the Company's advertising (including the images on Tootsie Pop wrappers) have been used by the Company for over half a century; other images are changed on a seasonal basis. Decisions regarding which images will be used in the Company's advertising, packaging and promotion are at the center of the Company's ordinary business operations. To submit such decisions to shareholders is simply not practicable.

Therefore, consistent with the Division's positions in the letters cited above, as well as numerous other letters, the Company believes that it may properly omit the Proposal from its proxy materials for the 2002 Annual Meeting of Shareholders.

Conclusion

We respectfully request that the Division indicate that it will not recommend action to the Commission if the Company omits the Proposal from its proxy statement for the reasons stated above.

If the Division is inclined to deny our request, please advise the undersigned by telephone at (312) 853-2060.

Very truly yours,



Gary D. Gerstman

Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®

December 28, 2001

Via Overnight Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

An Ameritas Acacia Company

Re: Response to the No-Action Request by Tootsie Roll Industries, Inc.

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Index Fund, Inc. (the "Fund"), as Assistant Secretary to the Fund, concerning its submission of a shareholder resolution to Tootsie Roll Industries, Inc. (hereafter "Tootsie Roll") on November 27, 2001 ("Calvert" or "Proponent").

On December 18, 2001, Tootsie Roll wrote the Securities and Exchange Commission Division of Corporation Finance (the "Division") seeking a statement that it will not recommend enforcement action if Tootsie Roll excludes the shareholder proposal submitted to it by Calvert from its proxy materials for its 2002 Annual Meeting of the Stockholders.

In its request, Tootsie Roll states that it intends to omit the proposal pursuant to 14a-8(c)(7) as a "matter relating to the company's ordinary business operations." Specifically, Tootsie Roll refers to the substance of the proposal, which seeks the company to disassociate itself from any offensive imagery to the American Indian community, as pertaining to the "manner in which a company advertises its products."

The Proponent disagrees. Clearly, the shareholder resolution touches on significant policy issues, which extend beyond the parameters of ordinary business. This matter is an issue that demands shareholder action, being an issue that the Fund's own shareholders have supported with the adoption of a comprehensive policy statement on Indigenous Peoples' Rights (See attached); a stance that is strengthened by the recognition that this issue has great importance to the general investing public, evidenced by the District of Columbia City Council's recent passing of two emergency resolutions requesting the "Washington Redskins" to change their name, and a "statutorily required" public

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

hearing held July 1999 to discuss the intellectual property rights of Native Americans convened by the U.S. Patent and Trademark Office ("USPTO"), at which Calvert testified (See attached transcript of Calvert's testimony and related USPTO press release).

Accordingly, I argue that the shareholder resolution should not be excluded from the Company's 2002 Annual Meeting of Shareholders. Please feel free to contact me at (301) 951-4858 to further discuss the arguments proffered herein.

Very truly yours,



Ivy Wafford Duke
Associate General Counsel

Attachments

cc: Gary Gerstman, Sidley, Austin, Brown & Wood
Ellen R. Gordon, Tootsie Roll Industries, Inc.
Nikki Daruwala, Calvert Asset Management Company, Inc.

Offensive use of American Indian Imagery at Tootsie Roll

Whereas:
There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, National Indian Education Association, Native American Bar Association and the Native American Journalist Association. These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive to the American Indian community.

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots.

The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, "stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people. In 2001, the D.C. City Council passed a resolution to change the Washington "Redskins" name.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy "not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Resolved:
Shareholders request that Tootsie Roll immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, adverting, endorsements, sponsorships and promotions. This includes the removal of the "Legend of the Indian Wrapper" from the company's website, as well as any America Indian caricatures in Tootsie products and wrappers.



STATE STREET.
For Everything You Invest In

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0823
Facsimile: 617-988-0794
jmarruda@statestreet.com

November 13, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 9, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Tootsie Roll Industries Incorporated (Cusip number 890516107). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/09/01	Shares Held for 1 Year
D872	Calvert Social Index Portfolio	103	100

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President



Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®

November 27, 2001

Ellen R. Gordon
President and COO
Tootsie Roll Industries, Inc.
7401 South Cicero Ave.
Chicago, IL 60629

Dear Ms. Gordon:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert's family of 15 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

The Calvert Social Index Portfolio holds 103 shares of common stock in Tootsie Roll Industries Inc. as of close of business on November 13, 2001. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 100 of these shares, which equates to $3,927.39 in base market value, have been held for at least one year and the Fund intends to own shares in Tootsie Roll Industries Inc. through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We appreciate the past conversations between you, Mr. Bowen, and Calvert representative Nikki Daruwala. In August, Mr. Bowen mentioned that the company had no intention to remove the caricature from the wrapper and that the company is considering if it should remove the "legend" from the website.

Calvert's socially responsible investment process is based on the belief that recognizing the importance of human dignity and caring for our natural environment are essential to the long-term health and well being of our increasingly interdependent world. Therefore, we believe that it is critical to consider not only financial information when making investment decisions, but also to analyze the social responsibility of a company in terms of workplace and environmental programs, and any impact on indigenous people, human rights, community relations, and product quality.

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Senior Social Research Analyst Nikki Daruwala at (301) 657-7061, fax (301) 654-2960, or email: nikki.daruwala@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

OFFICIAL INSIGNIA OF NATIVE AMERICAN TRIBES
COMMENTS BY NIKKI DARUWALA, CALVERT GROUP,
BEFORE THE U.S. PATENT AND TRADEMARK OFFICE
JULY 15, 1999.

Good morning. My name is Nikki Daruwala. I represent the Calvert Group, a leading socially responsible investment firm located in Bethesda, Maryland. Calvert's responsible investment practices are based on the belief that caring for our natural environment and recognizing the importance of human dignity are essential to the long-term health and well-being of our increasingly interdependent world.

We express our thanks to the Commissioner and Staff of the U.S. Patent and Trademark Office for the opportunity to provide our comments in response to the statutorily required study of Public Law 105-330 surrounding trademark protection for the official insignia of federally or state recognized Native American tribes. We would like to address issue number four as stated in the Federal Register Notice, June 3, 1999, Volume 64, Number 106, "Impact of Prohibition on Federal Registration and New Uses of Official Insignia."

It is our understanding that the Patent and Trademark Office does not currently protect Native American tribal insignia, including names and logos. It is our belief that this lack of legal protection has resulted in tremendous harm to the Native American community and to American society as a whole. The manipulation and the blatant misuse of Native American imagery is visible on a daily basis within our society. This includes, the use of "Crazy Horse" label apparel, the Washington "Redskins" football team, and the "Indians" and "Chief Wahoo" of the Cleveland baseball franchise. These logos and the negative images associated with their use are marketing ploys used by corporations and the sporting industry to promote and sustain racism within society. Contrary to corporate and industry belief, these images in no way promote or honor the Indian community.

Calvert Group supports the promotion of positive portrayals of all individuals and ethnic groups. Furthermore, we actively support the rights of Native Americans to influence and control traditional cultural and religious symbols. We object to the use of mascots, logos, symbols, and other tribal insignia that portray Native Americans in a negative light and promote racism and bigotry within society. Despite repeated public opposition by numerous reputable Native American organizations such as the National Congress of American Indians and the National Coalition on Racism in Sports and Media, the unauthorized use of Native American imagery, logos, symbols, and mascots remains prominent. It is Calvert's firm belief that public awareness and education are critical to the advancement of fair and accurate portrayals of Native Americans, their cultures, histories and traditions.

We believe that the Patent and Trademark Office has an important role to play in this effort. The government agency's business statement as stated in Article 1, Section 8 of the U.S. Constitution is as follows: "... For over 200 years, the basic role of the Patent


UNITED STATES
PATENT AND
TRADEMARK OFFICE

Office of Public Affairs
Washington, DC 20231
www.uspto.gov

PRESS RELEASE
Contact:
Kim Byars
703-305-8341
kim.byars@uspto.gov

August 29, 2001
#01-37

USPTO ESTABLISHES DATABASE OF OFFICIAL INSIGNIA OF NATIVE AMERICAN TRIBES

The Department of Commerce's United States Patent and Trademark Office (USPTO) announced today t establishment of a database to record the official insignia of federally and state-recognized Native Ameri tribes. The USPTO will begin accepting requests on August 31, 2001.

The database, recommended in a report required by the Trademark Law Treaty Implementation Act, will the agency in reviewing trademark applications. This database is available at the USPTO's web site, as pa USPTO's internationally accessible Trademark Electronic Search System (TESS), at www.uspto.gov/main/trademarks.htm.

The database of official insignia of Native American tribes will be included, for informational purposes, the USPTO's database of material that is not registered but is searched to make determinations regarding registrability of marks. Inclusion of official insignia in this database will ensure that an examining attorn is searching a mark that is confusingly similar to an official insignia will find and consider the official in before making a determination of registrability. The USPTO will use recorded official insignia as eviden what a federally or state-recognized tribe considers to be its official insignia.

"We asked ourselves 'What changes can the USPTO make to better protect the rights of Native American preserve the integrity of each tribal nation?' What better way than by using our trademark database to giv wide publicity to the official insignia notified by the tribal nations themselves?" said Commissioner for Trademarks, Anne Chasser.

USPTO administers patent and trademark laws protecting intellectual property and rewarding individual Intellectual property is a potent force in the competitive free enterprise system. By protecting intellectual endeavors and encouraging technological progress, USPTO seeks to preserve the United States' technolo edge, which is a key to our current and future competitiveness. USPTO also disseminates patent and trad information that promotes an understanding of intellectual property protection and facilitates the develop and sharing of new technologies worldwide.

Over 6 million patents have been issued since the first patent in 1790 and more than 2.3 million trademar been registered since the first in 1870. Last year USPTO issued 182,223 patents and registered 127,794 trademarks.

###



Indigenous Peoples' Rights

Introduction
There are approximately 300 million indigenous people living in more than 70 countries around the world. There are indigenous people living in the Americas, Asia, Africa, Australia and the South Pacific, and some parts of Europe as well. Over the years, the basic human rights and fundamental freedoms of indigenous peoples continue to be violated. They are experiencing ongoing oppression and social and economic injustice on a massive scale. Indigenous people have also been exploited because they are seldom represented in the political participation process.

All over the world, the rights and survival of indigenous peoples are under attack. Indigenous peoples often live in areas that contain some of the world's last untapped natural resources. With the rapid expansion of globalization, these areas are increasingly under assault. Because of our strong commitment to protecting human beings all over the planet, we are actively working toward the rights and survival of indigenous people worldwide.

Indigenous peoples have long lived in harmony and balance with nature, reflecting a personal and spiritual connection to all human beings, plants and animals. They have made an invaluable contribution in the technology of stewardship. For example, environmental conservation is closely connected to the rights of indigenous peoples, as they have long been the protectors of this Earth. Indigenous peoples inhabit and can ensure the conservation of critical and sensitive habitats and species. Therefore, lessons learned from indigenous peoples and their cultures could be a vital force to humanizing capitalism and helping us ensure the survivability of all of our planet. In addition, we believe that their culture of harmony can offer us valuable guidance in living our own lives. They are an integral part of our humanity. Therefore, Calvert is determined to support the rights of indigenous people.

There are many definitions of indigenous peoples. The United Nations working definition of indigenous people is as follows:

"...those people having an historical continuity with pre-invasion and pre-colonial societies, consider themselves distinct from other sectors of the societies now prevailing in those territories or parts of them. They form at present non-dominant sectors of society and are determined to preserve, develop and transmit to future generations, their ancestral territories, and their ethnic identity, as the basis of their continued existence as peoples in accordance with their own cultural patterns, social institutions, and legal systems."

Article 1 of the International Labor Organization's (ILO) Convention Concerning Indigenous and Tribal Peoples in Independent Countries (Convention 169) has defined tribal and indigenous peoples as:

- *Tribal peoples in independent countries whose social, cultural, and economic conditions distinguish them from other sections of the national community, and whose status is regulated by their own customs or traditions or by special laws or regulations;*
- *Peoples in independent countries who are regarded as indigenous on account of their descent from the populations which inhabited the country, or by geographic region to which the country belongs, at the time of the conquest or colonisation or the establishment of present state boundaries and who, irrespective of their legal status retain some or all of their own social, economic, cultural and political institutions.*
- *Self-identification as indigenous or tribal shall be regarded as a fundamental criterion for determining the groups to which the provisions of this Convention apply.*

Calvert is concerned that, due to discrimination and the forced expropriation of their land and

- Contribute to community-driven development and environmental management plans.
- Hold ongoing consultations and meetings with indigenous communities and leaders in their area of operations.
- Respect self-determination and secure prior informed consent in any transaction including involving the acquisition and use of indigenous peoples' property, as well as intellectual property; provide mutually agreed upon restitution and/or compensation for any property used or acquired from indigenous peoples.

In addition, Calvert is concerned about the use of images which promote racial, cultural or religious stereotyping of indigenous peoples for commercial purposes. This is particularly evident in the United States by companies that appropriate American Indian imagery in the advertising and marketing of their products. Calvert will obtain input from American Indian leaders and representatives and will engage in active dialogue with companies that manufacture and/or market products with offensive labels and logos. We will encourage companies we invest in to adopt and implement the following goals. As a first step, we encourage management to meet with American Indian leaders, religious and social shareholders to dialogue on the issue of culturally offensive or negative images. We also encourage management to:

- Develop a corporate or institution-wide policy on the discontinuation of products and advertisements associated with negative or stereotypical images of American Indians.
- Develop and participate in American Indian Diversity Training Programs.
- Inform corporate shareholders through annual reports, annual meetings, and diversity reports about the company's policy on negative or stereotypical images.
- Support public educational programs on the elimination of negative or culturally offensive images.
- Communicate to the Commissioners of professional sports teams that the company and/or university has been contacted by American Indian representatives, religious, and social investors concerned about the company's association with products misusing American Indian names, images, logos and religious items.

How we conduct our analysis

Calvert was the first social investment company in the United States to develop a stand-alone policy and social investment screen on indigenous peoples' rights. As with our other screens we gather information on the company's practices towards indigenous peoples through press reports, interviews with management and company documents, through international periodicals covering indigenous peoples (such as Cultural Survival) and working with advocacy organizations, such as American Indian Coalition on Institutional Accountability or First Nations Development Institute/First People's Worldwide.

We also attempt to gain a better understanding of industries that tend to have a direct impact on indigenous peoples. These industries include the oil and gas, forest products/natural resources extraction and biotechnology/pharmaceuticals.

Oil/Natural Gas Companies - Oil and natural gas companies can have a great impact on indigenous communities. Exploration is often conducted either on or near indigenous land and leads to a number of violations including, pollution; operations on native lands without the informed consent or permission of indigenous community; and forced relocation. Often, these companies do not share the profits from these operations with the indigenous community.

Natural Resource Extraction - i.e. Mining, Forest Products/Paper Companies/Timber Sourcing - These industries directly impact indigenous communities since they affect a key resource - land. These companies may mine for gold and other metals on the land of indigenous peoples or source for timber, including rainforest timber, on indigenous land. There are also issues of pollution, as well as destruction of habitat, ancestral land, and other property. The destruction of forest resources can also seriously impact the religion and culture of many native peoples.

Pharmaceutical Companies - Pharmaceutical companies impact indigenous communities. Typically, biological resources are extracted in developing countries by private enterprises from half-day networking and strategy roundtable discussion on the use of negative images surrounding Native Americans. The meeting brought together leaders in the Native American community and others working on the issue of negative images. We also provided testimony at a public hearing at the US Patent and Trademark Office (PTO). The Agency was seeking public opinion for regulations on the corporate and sports use of Native American tribe insignia. Calvert continues to work closely with First Nations Development Institute/First Peoples Worldwide to address challenges facing indigenous peoples all over the world today. Calvert also commissioned a White Paper on The World's Indigenous Peoples.

#3750 (12/01)

4550 Montgomery Avenue
Bethesda, Maryland 20814
1-800-368-2748
customerservice@calvert.com

SIDLEY AUSTIN BROWN & WOOD
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
SEATTLE
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com
FOUNDED 1866

BEIJING
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(312) 853-2060

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com

January 8, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

On behalf of Tootsie Roll Industries, Inc. (the "Company"), I am writing in response to the letter dated December 28, 2001 from Calvert Asset Management Company, Inc. (the "Proponent") to the Securities and Exchange Commission (the "Commission").

The Company appreciates the Proponent's concerns; however, it continues to believe that the matters addressed in the Proponent's proposal fall within the ordinary course of the Company's business operations. The Company does not believe that its marketing or promotional activities contain offensive imagery. Even assuming that they did, however, as noted in my letter dated December 18, 2001, the Company believes that the Commission has addressed this issue in its letters to RJR Nabisco Holdings Corp. (February 23, 1998) and PepsiCo, Inc. (February 23, 1998). Each of these letters found proposals advocating the use of only "non-racist portrayals and designations" in advertisements to be excludable because such issues fell within the ordinary course of a company's business operations. In its letter, the Proponent does not distinguish its proposal from the ones at issue in the RJR Nabisco and PepsiCo letters. The Commission did not find those proposals to raise significant policy concerns. Accordingly, we request that the Commission maintain its consistent position and not recommend that any enforcement action be taken if the Company excludes the Proponent's proposal from the proxy materials for its 2002 Annual Meeting of Shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.